Mail Stop 4561

October 16, 2007

Mr. Donald E. Klumb
Chief Financial Officer and Treasurer
The Management Network Group, Inc.
7300 College Boulevard
Overland Park, KS 66210

>   **Re: The Management Network Group, Inc.**
>   **Form 10-K for the fiscal year ended December 30, 2006**
>   **File No. 000-27617**

Dear Mr. Klumb:

We have reviewed your response letter dated September 21, 2007 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 30, 2006

Item 8. Financial Statements and Supplementary Data

20. Subsequent Event, page 75

1.   We have considered your response to our prior comment. In your response dated August 28, 2007 you included an amount for contingent consideration which you determined had a greater than remote likelihood of payment. Based on this amount and the revised calculation included in your response, it appears that your

acquisition of Cartesian meets the investment test. Please tell us what facts and circumstances that have changed between response letters which caused management to changed their assessment regarding the likelihood of paying this contingent consideration; otherwise please provide audited financial statements of Cartesian as required by Rule 3-05 of Regulation S-X or explain to us why no financial statements are required.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief